Exhibit 99.1

Vision Marine Technologies Files 3rd Patent for Its Unique Power Control Management Software

Montreal, QC, May 7, 2024 — Vision Marine Technologies, a pioneer in electric marine propulsion, is proud to announce the filing of a 3rd patent for its innovative Control & Power Management Software, integral to the E-Motion™ High-Voltage (HV) Electric Powertrain. This advanced software, in conjunction with the E-Motion™ multiple sensors, is pivotal in managing the electric boating experience, offering precision and control over the motor’s impressive torque capabilities, which are crucial for optimizing performance, safety, and enjoyability for users.

The Power Control Management Software is engineered to leverage the full potential of the E-Motion™ HV electric motor while promoting a boating experience that is not only secure but also deeply enjoyable for its passengers. Vision Marine Technologies' designed software manages torque—a key feature of the electric powertrain—while also being designed to adapt and provide control across various other operational scenarios in various water conditions.

Vision Marine Technologies' 180E E-Motion™ High-Voltage Electric Powertrain System and its components.

"Our new Power Control Management Software represents a significant advancement in our technology suite," added Xavier Montagne, Chief Technology Officer at Vision Marine Technologies. "It not only addresses the immediate need for torque management, critical for safe and responsive boating, but is also scalable to include additional control features that cater to various boating situations. This adaptability is key for the user experience and safe boat handling in diverse conditions."

180E E-Motion™ Equipped Pontoon - Providing steady torque to quickly lift wakeboarders out of the water in the warm waters of the Intracoastal, Miami, US

This comprehensive approach to power management enables action from the helm to be met with an appropriate and immediate response from the powertrain, making every journey smoother and every maneuver more intuitive. Developed over five years of comprehensive research, including dyno-testing and sea trials, this software exemplifies Vision Marine's expertise in electric boating.

Center Console Boat Powered by the E-Motion™ 180E.

By filing this patent, Vision Marine Technologies emphasizes its commitment to innovation and the protection of its intellectual properties in the rapidly growing electric boating market. This strategic patent filing seeks to safeguard Vision Marine’s developments in offering advanced, cutting-edge marine propulsion control technologies and also offers a key solution for the electric marine boating industry. "Securing this patent is essential for maintaining our competitive edge and putting forth our extensive expertise in marine propulsion products," said Alexandre Mongeon, CEO of Vision Marine Technologies. "The control of power management is a key challenge for a safe and enjoyable boating experience."

Vision Marine Technologies continues to lead the electric boating revolution, driving innovation and sustainability in the industry. As the demand for environmentally friendly marine propulsion grows, Vision Marine's advancements are key to shaping the future of boating. Investors recognizing the importance of these technologies stand to benefit from supporting Vision Marine as it paves the way for a more efficient, cleaner, and enjoyable boating experience for all.

About Vision Marine Technologies

Vision Marine Technologies, Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward Looking Statement

This press release contains forward-looking statements within the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Investor relations and Company Contact:

Bruce Nurse

303-919-2913

bn@v-mti.com